UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number: 001-36187

EVOGENE LTD.
(Translation of Registrant’s Name into English)

13 Gad Feinstein Street, Park Rehovot, Rehovot
7638517, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

CONTENTS

On April 21, 2025, Evogene Ltd., or Evogene, announced the acquisition of most of the activity of its subsidiary, Lavie Bio Ltd., or Lavie Bio, by Dead Sea Works Ltd. (an affiliate of ICL Group Ltd.), or ICL, for an aggregate consideration of US$15.25 million. In addition, ICL will acquire Evogene’s MicroBoost AI Tech-Engine for the agriculture field for approximately $3.5 million. As part of the transaction Lavie Bio will redeem the SAFE which was made by an ICL affiliate.

Key assets to be transferred to ICL include Lavie Bio’s core team and selected Evogene's employees, the BDD technology platform, the company’s microbial bank and data assets, and most of the company’s development programs.

Lavie Bio's existing agreements with its current partners will not be transferred to ICL and may generate future revenue for Lavie Bio.

The acquisition is expected to be completed during the second quarter of 2025, following the satisfactory completion of certain customary closing conditions.

A copy of the press release whereby Evogene, Lavie Bio and ICL made the foregoing announcement is furnished as Exhibit 99.1 hereto.

The content of this Form 6-K (excluding Exhibit 99.1) is incorporated by reference into the registration statements on Form F-3 (File No. 333-277565) and on Form S-8 (File Nos. 333-193788, 333-201443, 333-203856 and 333-259215) of the Company, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 21, 2025	EVOGENE LTD. (Registrant) By: /s/ Yaron Eldad Yaron Eldad Chief Financial Officer

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
99.1	Press Release: ICL to Acquire the Activity of Evogene’s subsidiary, Lavie Bio